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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 0 1 2017

Washington DC
406

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SEC FILE NUMBER
8- 66912

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Riverbank Capital Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

689 5th Avenue, 12th Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Taren 212-871-7920
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lilling & Company LLP
(Name – *if individual, state last, first, middle name*)

10 Cutter Mill Road (Address) Great Neck (City) NY (State) 11021 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David M. Tanen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Riverbank Capital Securities, Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Signature

Chief Compliance Officer

Title



Notary Public

CHRISTIN BUTLER
NOTARY PUBLIC-STATE OF NEW YORK
No. 01BU6313388
Qualified in New York County
My Commission Expires October 20, 2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RIVERBANK CAPITAL SECURITIES, INC.
New York, New York

FINANCIAL STATEMENTS

December 31, 2016

CONTENTS

Lilling & Company LLP

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Riverbank Capital Securities, Inc.
New York, NY

We have audited the accompanying statement of financial condition of Riverbank Capital Securities, Inc. as of December 31, 2016, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Riverbank Capital Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Riverbank Capital Securities, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Under Securities and Exchange Commission Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Riverbank Capital Securities, Inc.'s financial statements. The supplemental information is the responsibility of Riverbank Capital Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under Securities and Exchange Commission Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.



CERTIFIED PUBLIC ACCOUNTANTS
Great Neck, New York
February 27, 2017

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

RIVERBANK CAPITAL SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2016

ASSETS		
Cash	$	78,246
Due from related party		134,917
Prepaid expenses		1,963
Property and equipment, net of accumulated depreciation of $53,358		8,047
	$	223,173
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	25,775
Income taxes payable		100
Total liabilities		25,875
Commitments and contingencies		
Stockholders' equity		
Common stock, $.001 par value; 1,000 shares authorized, 105 issued and outstanding		-
Additional paid-in capital		117,500
Retained earnings		79,798
Total stockholders' equity		197,298
	$	223,173

See accompanying notes to financial statements.

RIVERBANK CAPITAL SECURITIES, INC.
STATEMENT OF OPERATIONS
Year ended December 31, 2016

Revenue		
Interest	$	135
		135
Expenses		
Salaries, commissions and benefits		106,231
Rent and occupancy		57,560
Professional fees		32,095
Other expenses		79,776
		275,662
Loss before benefit for income taxes		(275,527)
Benefit for income taxes		853
Net loss	$	(274,674)

See accompanying notes to financial statements.

RIVERBANK CAPITAL SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year ended December 31, 2016

	Common Stock				
	Number of Shares	Amount	Additional Paid-in Capital	Retained Earnings	Stockholders' Equity
Balance at January 1, 2016	105	$ -	$ 117,500	$ 354,472	$ 471,972
Net loss, year ended December 31, 2016	-	-	-	(274,674)	(274,674)
Balance at December 31, 2016	105	$ -	$ 117,500	$ 79,798	$ 197,298

See accompanying notes to financial statements.

RIVERBANK CAPITAL SECURITIES, INC.
STATEMENT OF CASH FLOWS
Year ended December 31, 2016

Cash flows from operating activities	
Net loss	$ (274,674)
Adjustments to reconcile net loss to net cash used in operating activities	
Depreciation	(5,296)
Changes in operating assets and liabilities	
Prepaid expenses	7,237
Accounts payable and accrued expenses	(4,181)
Income taxes payable	100
Due to related party	(19,647)
Net cash used in operating activities	(296,461)
Cash flows from financing activvties	
Loans to related party	80,474
Net cash provided by financing activities	80,474
Net decrease in cash	(215,987)
Cash, beginning of the year	294,233
Cash, end of the year	$ 78,246
Supplemental disclosure of cash flow information	
Taxes paid	$ 760
Interest paid	$ -

See accompanying notes to financial statements.

NOTE 1 – ORGANIZATION AND BUSINESS ACTIVITIES

The Company

Riverbank Capital Securities, Inc. (the "Company") was incorporated under the laws of the State of Delaware on October 5, 2004, is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company carries no customer funds or securities and therefore is exempt from the requirement to make computations of reserve requirements pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934.

The Company is authorized to act as an agent in the private placement of securities and to provide advisory services in connection with merger and acquisition transactions. The Company provides services principally to companies that operate in the bio-technology industry. The Company operates from its shared office facility located in New York.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services including agency transactions and investment advisory.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Concentration of credit risk

The Company maintains all of its cash in bank deposit accounts at one financial institution which, at times, exceed federally insured limits. The Company has not experienced any losses on these accounts and believes it is not exposed to any significant risk on cash. At December 31, 2016, cash did not exceeded FDIC insured limits.

Property and equipment

Property and equipment are stated at cost. Repairs and maintenance are charged to expense as incurred. Additions, improvements and replacements are capitalized. Depreciation of property and equipment is provided for by the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are depreciated over the shorter of the term of the lease or the estimated useful lives of the assets. The Company's assets are primarily computers, telephone equipment and leasehold improvements with estimated useful lives of between three and five years.

- Continued -

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue recognition

Private placement fees and expense reimbursements are recorded at the time the revenue is earned, no longer subject to negotiation or refund, and collection is reasonably assured.

The Company's placement fees are typically payable in cash at or following the closing of a private placement. For the year ended December 31, 2016, there was no revenue.

Commission expense

Commission expense is recognized when the related revenue is earned and paid for providing the Company's clients with introductions to accredited investors. Commissions are paid after the Company's successful receipt, deposit, and availability of funds or warrants depending on form of revenue received. For the year ended December 31, 2016, there was no commission expense.

Income taxes

The Company has elected to be treated as a Subchapter S Corporation for Federal and New York State income tax purposes. As such, no provision or liability is made for Federal and State income taxes since such obligations are the responsibility of the individual stockholders. A provision is made for local New York City Corporation Tax as New York City does not recognize S Corporations as pass through entities and therefore the Company is subject to the tax. A provision is made for California based on rates for S-Corporations.

The Company accounts for New York City and California income taxes using the liability method, which requires the determination of deferred tax assets and liabilities, based on the differences between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which differences are expected to reverse. The net deferred tax asset is adjusted by a valuation allowance, if, based on the weight of available evidence, it is more likely than not that some portion or all of the net deferred tax asset will not be realized.

The income tax returns of the Company are subject to examination by federal, state and city taxing authorities. Such examination could result in adjustments to net income or loss, which changes could affect the income tax liabilities of the individual stockholders and/or the Company. The Company's tax returns prior to 2013 are generally no longer subject to examination by taxing authorities.

The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

The Company's policy is to include interest and penalties related to unrecognized tax benefits within the Company's provision for (benefit from) income taxes. The Company recognized no amounts for interest and penalties related to unrecognized tax benefits in 2016. In addition, the Company had no amounts accrued for interest and penalties as of December 31, 2016.

- Continued -

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company entered into an Expense Sharing Agreement with Two River Consulting, LLC ("Two River"), a related party in which Two River provides office space, payroll, office and administrative services to the Company. The Company reimburses the related party for its share of such expenses. For the year ended December 31, 2016, reimbursable expenses amounted to approximately $230,000. As of December 31, 2016, the Company had a payable to the related party in the amount of approximately $60,400. This payable offset the prior year loan receivable balance, resulting in a related party loan receivable balance of $134,917. All loan amounts are due on demand and do not accrue interest.

As a result of these related party transactions, the financial condition and results of operations of the Company, as reported, are not necessarily indicative of the results that would have been reported had the Company operated completely independently.

NOTE 4 – NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 1500%. As of December 31, 2016, the Company had net capital of $52,370, which exceeded its required minimum net capital of $5,000 by $47,370 and an aggregate indebtedness to net capital ratio of 49%.

NOTE 5 – INCOME TAXES

The Company has a state and local taxes benefit of $853 for the year ended December 31, 2016.

Deferred income taxes reflect the net effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's net deferred tax assets at December 31, 2016 is the net operating loss for New York City purposes of approximately $360,000 which results in a potential tax benefit of approximately $32,000.

The Company recorded a valuation allowance of approximately $32,000 at December 31, 2016, due to the uncertainty regarding the realization of such deferred tax to offset the benefits of net operating losses generated.

NOTE 6 – INDEMNIFICATIONS

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some customers against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely that it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

- Continued -

NOTE 6 – INDEMNIFICATIONS (Continued)

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE 7 – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

The Company claims an exemption from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions from exemption under paragraph (k)(2)(i) of the Rule.

NOTE 8 – SUBSEQUENT EVENTS

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2016, and through February 27, 2017, the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2016.

- Continued -

SUPPLEMENTARY INFORMATION

RIVERBANK CAPITAL SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER
SECURITIES AND EXCHANGE COMMISSION RULE 15c3-1
December 31, 2016

NET CAPITAL		
Stockholders' equity	$	197,298
Deductions and/or charges:		
Non-allowable assets		(144,927)
Net capital before haircuts on securities positions		52,371
Haircuts on securities		(1)
Net capital	$	52,370
Aggregate indebtedness	$	25,875
Minimum net capital requirement (the greater of 6 2/3% of aggregate indebtedness or $5,000)	$	5,000
Excess of net capital over minimum requirements	$	47,370
Percentage of aggregate indebtedness to net capital		49%

Statement Pursuant to Paragraph (d)(4) of Rule 17A-5

There were no material differences between the above calculation of net capital and the net capital as reported in the Company's part IIA of the unaudited FOCUS report Form X-17A-5 as of December 31, 2016.

- Continued -

Lilling & Company LLP

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Riverbank Capital Securities, Inc.
New York, NY

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Riverbank Capital Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Riverbank Capital Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i), (the "exemption provisions") and (2) Riverbank Capital Securities, Inc. stated that Riverbank Capital Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Riverbank Capital Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Riverbank Capital Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.



CERTIFIED PUBLIC ACCOUNTANTS
Great Neck, New York
February 27, 2017

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

Riverbank
Capital Securities
FINRA/SIPC

Riverbank Capital Securities, Inc.
Exemption Report

Riverbank Capital Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): **15c3-3(2)(i) "Special Account for the Exclusive Benefit of Customers" maintained.**

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Riverbank Capital Securities, Inc.

I, David M. Tanen, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: 
Title: Chief Compliance Officer
Date: December 31, 2016

Riverbank Capital Securities, Inc.
689 Fifth Avenue, 12th floor
New York, NY 10022

212.994.3888 Main
212.994.3875 Fax